Filed Pursuant to Rule 433
Registration Statement No. 333-282565

LEVERAGED INDEX RETURN NOTES® (LIRNs®)

LIRNs® Linked to the Bloomberg Commodity IndexSM

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value

Hypothetical Redemption Amount per Unit(1)

Hypothetical Total Rate of Return on the Notes

-100.00%

$1.50

-85.00%

-75.00%

$4.00

-60.00%

-50.00%

$6.50

-35.00%

-40.00%

$7.50

-25.00%

-30.00%

$8.50

-15.00%

-20.00%

$9.50

-5.00%

-15.00%(2)

$10.00

0.00%

-10.00%

$10.00

0.00%

-5.00%

$10.00

0.00%

0.00%

$10.00

0.00%

10.00%

$11.45

14.50%

20.00%

$12.90

29.00%

30.00%

$14.35

43.50%

40.00%

$15.80

58.00%

50.00%

$17.25

72.50%

(1)The Redemption Amount per unit is based on the hypothetical Participation Rate.

(2)This hypothetical percentage change corresponds to the Threshold Value.

Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately four years
Market Measure	The Bloomberg Commodity IndexSM (Bloomberg symbol: “BCOM”)
Payout Profile at Maturity

●[135.00% to 155.00%] leveraged upside exposure to increases in the Market Measure

●1-to-1 downside exposure to decreases in the Market Measure beyond a 15.00% decline, with up to 85.00% of your principal at risk

Participation Rate	[135.00% to 155.00%], to be determined on the pricing date
Threshold Value	85.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, and are willing to take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988226042763/bns_fwp-28250.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Your investment return may be less than a comparable investment directly in the commodity futures contracts represented by the Index or the related commodities.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●Ownership of the notes will not entitle you to any rights with respect to any commodities or futures contracts included in, or tracked by, the Market Measure.

●The notes will not be regulated by the U.S. Commodity Futures Trading Commission

●The Market Measure includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets and may involve different and greater risks than trading on U.S. exchanges.

●Suspensions or disruptions of market trading in the futures contracts included in the Market Measure or the corresponding commodities may adversely affect the value of the notes.

●Legal and regulatory changes could adversely affect the return on and value of your notes.

●The Market Measure tracks commodity futures contracts and does not track the spot prices of the corresponding commodities.

●Higher future prices of the components of the Market Measure relative to their current prices may have a negative effect on the level of the Market Measure and therefore the value of the notes.

●Risks associated with the Market Measure may adversely affect the market price of the notes.

●The notes are linked to an excess return index and not a total return index.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.